

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

<u>Via E-mail</u>
Kim Bradford
President and Chief Executive Officer
Osage Exploration and Development, Inc.
2445 Fifth Avenue, Suite 310
San Diego, CA 92101

      Re: Osage Exploration and Development, Inc.
             Form 10-K for Fiscal Year Ended
             December 31, 2013
             Filed March 31, 2014
             File No. 0-52718

Dear Mr. Bradford:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ A.N. Parker

                        Anne Nguyen Parker
                        Branch Chief